Exhibit n.5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

KCAP Financial, Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the financial statements of KCAP Financial, Inc. and subsidiaries (the “Company”) referred to in our report dated March 12, 2014, which is included in the Registration Statement. Our audits of the basic financial statements included information appearing on page 58 of the Registration Statement under the caption “Senior Securities Table” for each of the three years in the period ended December 31, 2013, which is the responsibility of the Company’s management. In our opinion, the Senior Securities Table, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

New York, New York

March 12, 2014